Exhibit 4.3

Remuneration Policy for Company Officers

for the Years 2018 - 2021

Table of Contents:

Remuneration Plan for officers of

BiondVax Pharmaceuticals Ltd.

(the “Company”) for the years 2018-2021

1.	General

The Company believes that its success depends on, among other things, the recruitment and preservation of high-quality human capital. Therefore, the Company sees great importance in keeping its competitive status among employers by preserving high-quality personnel in the Company and creating appropriate incentives which would help promote its goals.

This remuneration policy regulates the Company’s policy regarding the remuneration for officers in the Company, its components and the considerations by which it was determined. Its purpose is to strengthen the feeling of solidarity among officers with the Company, its needs and operations, and to increase satisfaction and motivation - all that without taking unreasonable short term risks.

This remuneration policy assembles and regulates the remuneration terms officers will be entitled to while in office, including the permanent remuneration, the variable remuneration, performance based grants, entitlement for exemption and indemnification documents, inclusion in the insurance policy and retirement grants.

The remuneration policy was outlined according to the present needs of the Company, and those foreseen by the Company for the near future, while taking into account the following considerations:

1.1.	Promoting the Company’s goals, its work plan and its long term policy;

1.2.	Creating appropriate incentives for the Company’s officers while taking into account, among other things, the Company’s risk management policy;

1.3.	The size of the Company, its profitability, and the nature of its operations;

1.4.	Recruitment and preservation of executives, leading professionals and experts in order to continue the development of the Company’s businesses and its business success.

1.5.	Desirable contribution from officers to achieve the Company’s long term goals.

2.	About the company and its business environment

The Company is a public company engaged in the field of biomed, a field which is characterized by increased competitiveness and a relatively large number of companies engaged in it, including large international companies.

3.	The Remuneration Committee and determining remuneration policy

3.1.	Serving on the Remuneration Committee at the time of initial approval of the renumeration policy:

(1)	Ruth Ben Yakar, External Director.

(2)	Morris Laster, External Director.

(3)	Michal Marom Brikman, Independent Director Committee Chair.

The remuneration policy was formulated by the Company’s Remuneration Committee as part of its deliberations on July 30th, 2016. The Company’s Board of Directors discussed the recommendations of the Remuneration Committee on August 6th, 2013. The remuneration policy was approved by the Remuneration Committee and the Company Board of Directors on December 3rd, 2013. The shareholders meeting approved the remuneration policy on January 16th, 2014. The Remuneration Committee and the Company’s Board of Directors and shareholders approved an update to the remuneration policy in 2018, and a further update to the renumeration policy was approved by Remuneration Committee and the Company’s Board of Directors in December 2019, which is now brought before the general meeting for its approval.

During the deliberations of the Remuneration Committee and the Company’s Board of Directors meeting, the members were presented with internal and external comparative data, which are detailed below.

4.	Principles for formulating a remuneration package

Detailed below are the Company’s guiding principles regarding all the components of the remuneration package offered to Company officers:

4.1.	Remuneration package composition:

The composition of the offered remuneration package for the Company officers will include all or part of the following components:

a.	Salary, including accompanied social benefits (hereinafter: the “Permanent Salary”);

b.	Performance based cash grants;

c.	Equity based remuneration;

d.	Personal liability protections and reduction of personal risk;

e.	Vehicle, telephone and reimbursement of expenses;

f.	Advance notice and retirement grants;

When a remuneration package for an officer is approved, the Remuneration Committee and the Company’s Board of Directors will examine each of these criteria and the total cost of employment against the standards set in this plan.

4.2.	Salary, accompanied social benefits

(a)	The salary in the Company is determined with respect to accepted parameters of the market in which the Company is engaged, with respect to other companies with similar size and development stage, and with respect to the salary of other employees of the company and of its officers.

(b)	This salary will be paid in cash every month as a wage or in exchange for services provided, according to the nature of the connection with the officer, and will be updated from time to time according to the remuneration policy.

(c)	The salary will be determined according to the time invested for performing the officer’s function in the Company.

(d)	The salary will be determined during a negotiation process at the beginning of the officer’s employment in the Company. The negotiation will be conducted by the officer’s direct supervisor, and in the case of the Company’s CEO, it will be conducted by a team comprised of two board members, one of whom is the Chairman of the Board. The salary is determined from a range, which is defined and approved in advance, according to the provisions set in this remuneration plan.

Officers, subject to the remuneration policy, have a senior management role, as defined in the Hours of Work and Rest Law, 5711-1951 (hereinafter: “Hours of Work and Rest Law”) and hold a position of trust. Therefore, the Hours of Work and Rest Law will not apply to an officer regarding remuneration for overtime or during the weekly time of rest.

(e)	Accompanied social benefits

To the extent that the Company is the officer’s employer, the Company will include the following components as part of the remuneration package offered to officers:

(1)	The Company will bear the cost which equals to 13.33% of the salary for the managers insurance and for a compensation fund to be chosen by the officer, and a sum which equals 0.25% of his salary for incapacity to work insurance;

(2)	The Company will set aside, every month, a sum which equals to 7.5% of the officer’s salary for a study fund and will deduct an additional 2.5% from his salary for that purpose.

(3)	Vacation days: as a rule, senior Company officers are entitled to 18 annual vacation days.

(4)	Officers will be entitled for sick days and for Convalescence Allowance according to the law.

With regard to an officer whose engagement agreement with the Company does not establish employee-employer relations, the Company will be authorized to pay a supplement to his salary despite the mentioned expenses, up to the maximum cost to the employer, which includes the social benefits detailed above.

4.3.	Performance based cash grants

In addition to the permanent salary, the remuneration package may include cash remuneration for meeting measurable goals while evaluating the officers’ performances from a long-term perspective. This remuneration component is designed to remunerate the officers for personal accomplishments, which reflect their contribution to the achievement of the Company’s goals. The grant will be given to the officer provided that there is an increase in the Company’s cash balance (i.e. raising funds, bonus, advance payment etc.).

(a)	Measurable performance based grants

When the officer’s remuneration conditions are approved, the Remuneration Committee and the Company’s Board of Directors are authorized to define measurable goals, which may also include as follows: a technological breakthrough (beginning of phase 3 trials by the Company or through a third party) and/or a marketing breakthrough (signing a cooperation agreement for marketing the Company’s products, which its economic value exceeds 10 million dollars cumulatively over the period of the agreement); merging the Company and/or selling a substantial part of the Company (selling over 25% of the Company’s operation and/or transferring the control of the Company and/or allotting its securities, which will constitute the Company’s controlling block) according to the Company’s value, which exceeds 10 million US dollars; and/or signing a substantial agreement with the Company1 and/or raising funds of at least 7 million US dollars in the United States, and these will be determined from a long-term perspective of the Company’s goals. This grant will be derived from the size of the transaction regardless of the permanent salary.

In any event, the total annual budget for officers’ grants will be determined according to a calculation of the total maximum grants of all of the Company officers up to a maximum of 2% of the sale of its assets, or of the substantial agreement’s worth or of the issuance’s value, and up to a maximum of NIS 50 million for each of the officers2.

Before the performance based grant payment will take place in practice, it will be brought before the Remuneration Committee to be examined based on the data presented by the Company’s management.

The officer will return to the Company the performance based grant which he received, if decided that this component was paid to him based on data which was mistaken and/or newly presented in the company’s financial reports.

[1]	An agreement (or series of agreements) whose worth to the Company exceeds 10 million US dollars (that is the actual value which the Company would gain).
[2]	For example, under the circumstances in which the officer will be paid a bonus which amounts to 2% of the sale of its assets (the maximum sum as described above) the agreement or the series of agreements will amount to NIS 2,500,000,000.

(b)	Annual grant (under discretion):

The Remuneration Committee and the Company’s Board of Directors have the authority to grant an officer an annual grant, which amounts to up to twelve monthly salaries.

A prerequisite for distributing an annual grant in the Company for its operations during a specific calendar year is the Company’s achievement of predetermined milestones or any other decision made by the Company’s Board of Directors that year. In addition, part of the annual grant for meeting the Company’s revenue target, for the year subject of the grant.

4.4.	Equity based remuneration

Securities remuneration at adequate maturity conditions and exercising price supports the harnessing of the officer to the Company’s success, in the absence of an immediate cash flow cost to the Company.

The Company will maintain a securities remuneration plan according to article 102 or article 3 (i) of the income tax ordinance and/or other taxation provisions which apply to the company and/or its employees according to the territory in which they operate.

Officers, including external directors, will be granted with option or restricted share unit (“RSU”) grant letters (“Grant Letters”) according to the share option plan adopted by the Company, and these will be deposited with a trustee according to the requirements of the law.

Options granted under the Grant Letters, granted by the Company will be exercisable to American Depositary Shares of the Company, or ADSs, in exchange for paying a price, which equals to no less than 130% of the average closing rate of the Company’s ADSs on the Nasdaq Capital Market at the end of 30 trading days that preceded the Company’s Board of Directors’ decision regarding the granting of Grant Letters. The exercise price shall be adjusted in accordance with the existing ADS-ration that is 1:40.

The RSUs and options granted by the Company will mature according to the Company’s option plans. However, the Remuneration Committee is authorized to decide that in addition to these maturity provisions, the Grant Letters will be exercisable only if certain goals which will be determined by the Remuneration Committee and the Company’s Board of Directors prior to their granting, will be met.

In addition, the Company’s Board of Directors is authorized to decide on a reduction of the equity based remuneration, if it finds that there are financial considerations at the Company level, or specific considerations relating to the officer, which justify the mentioned reduction.

The Grant Letters maturity period will be no less than 3 years, until the full maturity of the Grant Letters. In addition, the maturity period will not be accelerated due to unusual events in the Company, excluding a change of control. It is hereby made clear that under the circumstances of a change of control in the Company, the Grant Letters will mature automatically.

The Grant Letters expiry date will not exceed 10 years from the date of the grant and will not be shorter than 5 years after their maturity.

The officer will return to the Company the equity based remuneration he received, if it was decided that it was granted to him based on data which was mistaken and/or newly presented in the Company’s financial reports.

The Company shall not grant its officers and employees RSUs or options during a specific year that exceed 10% of the issued and outstanding capital of the Company.

In addition, subject to the provisions of any law, the Company will be authorized to grant members of the Company’s Board of Directors, including the Company’s external directors, but not including the chairman of the board, maximum options amount that is equal, in aggregate, to 2% of the issued and outstanding capital of the Company, which will mature over a period of 3 years and at an exercise price which equals to 130% of the average closing rate of the Company’s ADSs on the Nasdaq Capital Market stock exchange at the end of 30 trading days that preceded the Company’s Board of Directors’ decision regarding the granting of the Grant Letters.

4.5.	Personal liability protections and reduction of personal risk

Since the Company officers, including directors, CEOs and other senior executives, may be exposed to lawsuits due to actions they performed as part of their duties, with the intention of protecting officers and enabling them to act freely in the interests of the Company and the promotion of its goals, without fear of lawsuits, and out of desire to attract high quality candidates to serve as Company officers, the Company acts according to the provisions of the law and protects the Company officers, for operating as Company officers, by granting indemnification documents and insurance policy coverage.

(a)	Insurance: All the Company officers will be entitled to be included in an officers’ liability insurance policy according to the provisions of the law (Israeli and/or American). The Company will be authorized to enter into an agreement with insurers in order to secure the insurance coverage aforementioned, in exchange for an annual premium (for all the Company officers), which will not exceed $628,000 (considering the required extensions needed for raising funds in the United States).

(b)	Indemnification documents: company officers will be entitled to indemnification documents as will be customary in the Company from time to time, to the fullest extent permitted by law (Israeli and/or American) and the Company’s articles of association. The extent of the overall indemnification for all the Company officers due to an event, will not exceed 25% (twenty five percent) of the Company’s equity in US dollars at the time of granting the indemnification in practice, in addition to the sums received, if received, from the insurance company as part of the insurance which the Company entered into an agreement to acquire. The Indemnification document will include the required extensions for raising funds in the United States and/or for any research or commercial activity in the United States and Europe.

(c)	Exemption documents: Company officers will be entitled to exemption documents to the fullest extent permitted by law (Israeli and/or American).

4.6.	Vehicle, telephone and reimbursement of expenses

(1)	The Remuneration Committee has the authority to recommend the Company’s Board of Directors, and the Company’s Board of Directors will authorize the Company to provide a car at the disposal of the officer, and to bear all of its maintaining expenses including licensing expenses, insurance, gas and repairs, and the full tax for this benefit.

(2)	The Remuneration Committee has the authority to recommend the Company’s Board of Directors, and the Company’s Board of Directors will authorize the Company to provide a cellular phone at the disposal of the officer, and to bear all of the expenses involved in its possession including the full tax for this benefit.

(3)	The Company will return to the officer all reasonable expenses he paid to third parties for the purpose of carrying out his duties according to the Company’s policy in that matter.

(4)	Meals - the officer would be able to choose a payment arrangement for meals during working hours, determined by the Company’s regulations concerning all the Company employees.

4.7.	Advance notice and retirement grant

(a)	The Company officer will be entitled to an advance notice period at the end of his employment, which will not exceed the range between two and nine months as determined by the employment agreement between the Company and the officer, and as will be approved by the Company’s Board of Directors according to the Remuneration Committee’s recommendation.

(b)	In any case, the advance notice period will not exceed:

2 months for an officer who worked up to two years in the Company.
3 months for an officer who worked up to three years in the Company.
4 months for an officer who worked up to five years in the Company.
4 months for an officer who worked five years or more in the Company.

The CEO or/and the First Deputy CEO (Vice President) for International Business Development will be entitled to an advance notice period of up to 9 months, regardless of the time they were employed.

(c)	At the request of the Company, during the advance notice period the officer will commit to fulfilling his duties in the company, unless he would be relieved of this commitment by the Company’s Board of Directors. For this period, the officer will be entitled to the continuation of all the terms of service and employment as determined with him according to the employment agreement.

(d)	The officer’s terms of service and employment will include a provision by which the Company is authorized to fire the officer without giving him any notice in cases, which deny eligibility for severance pay according to the law, including: (a) Conviction of an offense involving moral turpitude; (b) An officer who will conduct himself in a disloyal and/or unreliable and/or dishonest manner in his relations with the Company and/or while carrying out actions on its behalf and/or will harm the Company’s reputation; (c) in case the officer will breach the confidentiality duty towards the Company and/or his duty to protect the Company rights which were developed due to or as part of his work at the Company; (d) Any other case in which the Company is legally entitled to refrain from granting severance pay.

(e)	The Company officer will be entitled to a retirement grant at the end of his employment, which will not exceed the range between two and six months as determined by the employment agreement between the Company and the officer, and as will be approved by the Company’s Board of Directors according to the Remuneration Committee’s recommendation.

(f)	The maximum amount of the retirement grant will be determined according to the scope detailed below:

3 months for an officer who worked up to five years as the Company’s CEO.
6 months for an officer who worked five years or more as the Company’s CEO.
2 months for an officer who worked up to five years as Deputy CEO in the Company.
3 months for an officer who worked five years or more as Deputy CEO in the Company.

(g)	A prerequisite for receiving the retirement grant is that the officer will meet the following requirements:

(a)	His employment period in the Company will be of no less than two years.

(b)	During the time of his employment, he significantly contributed the promotion of the Company’s businesses.

(c)	Termination of the officer’s employment was not due to any circumstances which justify the denial of severance pay, according to the Remuneration Committee’s discretion.

(h)	The CEO will recommend paying the retirement grant. In the case of a retiring CEO, it will be recommended by the Chairman of the Company’s Board of Directors.

(i)	The retirement grant will be paid at the time when the employer-employee relationship ended, and will amount to the sum determined by his employment agreement, and was approved by the Company’s Board of Directors according to the Remuneration Committee’s recommendation.

(j)	There will be no increase to the retirement grant or to any other payment around the time of retirement for non-competitiveness on behalf of the officer after his retirement.

5.	Comparative Information

5.1.	External comparison between the Company and other companies

During the course of discussion on grants and remunerations to the Company’s various organs, the Company’s management will present the Remuneration Committee with comparative data regarding the permanent salary, the annual grants, the equity based remuneration, and rest of the officers’ service terms which holders of similar positions are entitled to in companies which meet the following requirements, at the time the remuneration policy is drafted:

(a)	Companies which are engaged in the field and have similar characteristics to the Company’s operations.

(b)	Companies whose market value or their level of sales are close to those of the Company.

(c)	Companies which employ manpower of a size similar to that of the Company.

The comparison will be made while taking into account the following factors:

(a)	Size of the remuneration package with respect to the selected reference group.

(b)	Performance level according to economic performance measures which were chosen to fit the nature of the Company’s operations.

(c)	The difference between the Company’s relative position, in terms of size and level of development of the remuneration package compared with similar companies according to the aforementioned criteria, and its position in terms of performance measures and stock performance of similar companies according to the aforementioned criteria over a period of at least the recent three years, and the degree of lack of concordance between them.

The determined remuneration policy will befit the aspects in the aforementioned comparisons. In case of an inconsistency, the remuneration policy will be updated and adjusted in terms of its size and its components.

Prior to the aforementioned remuneration policy’s approval, the members of the Remuneration Committee and the members of the Board were presented with comparisons to other companies in the market which the Company is engaged in with a similar size and development stage, as well as with respect to the salary of the rest of the Company employees and officers. The salary ranges for senior officers as detailed in this plan were devised, among other things, while examining the comparative data, as aforementioned.

5.2.	Internal comparison (within the Company)

During the course of discussion on grants and remunerations of the Company’s various organs, the CFO presented a salary comparison between Company officers and holders of other positions in the Company, including contract workers employed by the Company.

The Company’s estimates, regarding the influences of the wage gaps between holders of different positions in the Company on the working relations in the Company, were also presented.

The Remuneration Committee and the Board also examined the ratio between the terms of service and employment, the average and median salary and the average and median employment cost of Company officers and those of the rest of the Company employees, and found it to be appropriate and reasonable given the circumstances.

5.3.	Range of the ratio in determining the remuneration for officers

Below is the optimal composition of the remuneration package and the ratio between the permanent component and the variable component:

	CEO and Director	Chief Technology Officer	Chief Operating Officer	Chief Financial Officer	First Deputy CEO for Business Development\ Vice President	Chairman of the Board	External Director	Other Directors
Permanent Salary	-63-100%	-63-100%	-63-100%		0-100%	0-100%	0-100%	0-100%
Variable Remuneration[14]	0-37%	0-37%	0-37%		0-100%	0-100%	0-100%	0-100%

(b)	The table below reflects the range of the monthly base salary of Company officers (in thousands of NIS):

Rank	Minimum	Maximum
CEO	50	83
Deputy CEO	14.5	67
First Deputy CEO / Vice President for International Business Development	38	67

(c)	The scope of officers’ positions will be no less than 80% (apart from directors). However, given the degree of trust and independence which characterize the positions of senior Company officers, the foregoing salary will apply to every scope of position between 80% and 100%.

1)	Chairman of the Board of Directors

The salary of the Chairman of the Board of Directors will be composed of a permanent salary, a variable performance based salary and an equity based salary.

2)	Directors

External directors and directors that are considered independent under Israeli law will be paid a uniform remuneration according to the Companies Regulations (provisions regarding the remuneration of expenses for external directors), 5760 - 2000, and will not exceed the maximum remuneration permitted according to this plan.

Other directors will not be entitled to a salary, except for cases in which they are employed by the Company in other positions, in addition to being directors, which then their salary will be determined as is customary in the Company for similar positions. Directors will be entitled to a variable performance based salary and to an equity based salary.

3)	CEO

The CEO’s salary will be composed of a fixed salary, a variable performance based remuneration and an equity based remuneration. The performance based component will be based on measurable performances to be determined by the Remuneration Committee and the Board of Directors, for an amount which shall not exceed 12 of the CEO’s monthly salaries. With regard to the equity based component, the Board of Directors will be able to condition the maturity of the options on meeting the goals determined at time the options within the Grant Letters were granted.

4)	Officers (who are not directors or the CEO)

The salary of officers will be composed of a permanent salary, a variable performance based salary and an equity based salary. The grants will be based on quantitative and qualitative goals. Personal goals will be determined for every officer, and these goals will be derived, among other things, from the Company’s strategic work plan and from the work plan of the division which the officer manages. The goals for receiving the grant to which the officer is entitled to, will be determined by the Remuneration Committee and the Board once every year at the time the annual work plan is approved subject to article 4.3 (a) above.

6.	Considerations for granting remuneration, which are examined with respect to each of the officers

At the time of the approval of the Company’s entering into an employment agreement with an officer, the Company will examine, among other things, the following criteria, with respect to every officer:

6.1.	Education, qualifications, expertise, professional experience, accomplishments.

6.2.	Position, his domains of responsibility, previous salary agreements.

6.3.	The relation between the terms of service and employment to the salary of the rest of the Company’s employees, average salary and median salary.

6.4.	Variable terms of service (performance based remuneration and equity based remuneration), and creating an appropriate incentive for fulfilling the company’s goals;

6.5.	Influence of the Company’s business results and the personal contribution of each officer for securing these results.

7.	The company’s policy with regard to existing agreements

It is the Company’s opinion that a change to an officer’s terms of service, including to the remuneration conditions may adversely affect the working relations in the company and the commitment of Company officers.

Therefore, and with regard to the conditions of serving officers included in the agreement which its conditions and components as will be examined, from time to time as part of the trust and fiduciary duties of the Company’s relevant organs, will be found to be reasonable and fair, will not be changed, and the agreement with the officer which was signed prior to the determination of the Company’s remuneration policy will continue to apply.

With regard to granting a grant to an officer according to an agreement which was signed prior to the determination of the Company’s remuneration policy, whose granting is not a matter of discretion according to the terms of the agreement, the Company would see the grant as one whose approval procedure ended, and therefore, there is no need to approve the grant according to the remuneration policy as mentioned.

Regarding a grant which is subject to discretion, the Company would see the grant as one whose approval procedure is yet to be ended, and therefore, the grant must be approved according to the remuneration policy as mentioned.

An agreement with an officer which will be signed after the adoption of the remuneration policy will be examined from time to time, and will be adjusted to changes, if the remuneration policy will be changed, and the agreement will be also examined from time to time according to the Company’s capabilities and needs.

8.	Validity of the Remuneration Policy

The remuneration policy will be valid for three years from the time it was approved by the general meeting. The Company’s Board of Directors will hold a discussion every year regarding the remuneration policy and will examine the remuneration policy from time to time, at its discretion. In cases where there have been significant changes to the circumstances which brought forth the determination of the Company’s remuneration policy, the Company’s Board of Directors will act to bring about change. Any change to the remuneration policy made by the Board will require the approval of the Remuneration Committee. In addition, a decision regarding the restart of the remuneration plan, after 3 years, will require the approval of the Remuneration Committee, the Company’s Board of Directors, and the approval of the general meeting of the Company’s shareholders.

9.	Miscellaneous

9.1.	The Company’s Board of Directors will examine the provisions of the remuneration policy and the need for adjusting the remuneration policy according to the considerations detailed in section 1 above, from time to time at its discretion. Any change, including addition or deletion in one of the sections will be approved by the Company’s Remuneration Committee, the Company’s Board of Directors and the general meeting of the Company’s shareholders according to the requirements of Amendment No. 20 to the Companies Law.

9.2.	The board is authorized to deduct the remuneration conditions mentioned in this remuneration policy at its full and exclusive discretion, if found that the circumstances justify such a deduction.

9.3.	The Remuneration Committee and the Board will be authorized to grant officers grants based on criteria which are not measurable, and which will constitute an insubstantial part of the total remunerations given to the officer while taking into account the officer’s contribution to the Company subject to article 4.3 above.

9.4.	In any change to the service terms which was not brought to the approval of the general meeting (change to the CEO’s terms of service or other exceptions according to the provisions of the law) the extent of the annual change in all the remuneration’s components will not exceed 10% of the salary.

9.5.	Officers’ employment agreements will include provisions aimed at protecting the Company’s intellectual property rights as well as confidentiality and non-competitiveness clauses, and their wording will be adjusted according to the relevant officer, and out of respect to his position and importance in the Company.